November 8, 2024

Alvaro Quintana Cardona
Chief Financial Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc
           Form 10-K for the Year Ended December 31, 2023
           FIle No. 000-55984
Dear Alvaro Quintana Cardona:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. We note the Company recognizes revenue related to "monthly usage charges and other recurring charges" during the period in which the telecommunication services are rendered. Please expand your revenue recognition policy and explain to us:
           the specific performance obligations of the Company in its contracts with its customers;
           what is specifically being used that results in "usage" charges; and the nature of the "other recurring charges" and the services provided resulting in
           revenue recognition.

2. With respect to each specified service promised to the end customer in your revenue arrangements, please provide us your analysis of whether the Company is the principle or agent. Identify in this analysis each specified service being provided to
 November 8, 2024
Page 2

       the end customer and explain how the Company controls this service. Refer to the guidance in ASC 606-10-55-36 through 55-40. Explain to us your consideration of the indicators of control in ASC 606-10-55-39.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology